Nasdaq Regulation

William Slattery
Vice President
Listing Qualifications

December 18, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 18, 2020, The Nasdaq Stock Market LLC (the "Exchange") received from Clever Leaves Holdings Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common shares without par value

Warrants, each warrant exercisable for one common share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,



William Slattery